NEWS RELEASE

Canarc Arranges CA$40,000 in Private Placement Financing

Vancouver, Canada – November 2, 2009 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that it has arranged a non-brokered private placement equity financing totaling approximately CA$40,000.

The private placement consists of up to 326,000 units priced at CA$0.1225 per unit for gross proceeds of up to approximately CA$40,000.  Each unit consists of one common share and one-half share purchase warrant.  Each full warrant can be exercised to purchase one common share at CA$0.165 within an 18 month period.

A 7% finder’s fee is payable in cash on a portion of this placement.  The private placement is subject to exchange and regulatory approvals, and the shares will be subject to the standard four month hold period (and a US legend for American subscribers only).

The recently completed $0.10 unit private placement was oversubscribed by a small amount but the TSX did not approve the over-subscription so all the participants in that financing were cut back on a pro rata basis.  The current $0.1225 unit offering is being taken up by some of the participants in the $0.10 offering in order to accommodate their previously over-subscribed amounts.

The net proceeds of the unit private placement will be added to working capital.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.